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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of June 2005

                                    001-14832
                            (COMMISSION FILE NUMBER)

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F /X/                                Form 40-F / /

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

     Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes / /                                      No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                                MONTH OF JUNE 2005

The following Exhibit to the Company's Registration Statement on Form F-3 (Reg. No. 333-69278) filed with this Form 6-K and incorporated by reference herein is incorporated by reference in Celestica's registration statements that are effective under the Securities Act of 1933, as amended, and the prospectuses included therein or delivered pursuant thereto:


          -    Exhibit 1.1.2   Underwriting Agreement, dated as of June 16,
                               2005, among Celestica Inc. and the Underwriters named in Schedule A, incorporated hereto by reference.


EXHIBITS

Exhibit 1.1.2 Underwriting Agreement, dated as of June 16, 2005, among Celestica Inc. and the Underwriters named in Schedule A

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             CELESTICA INC.


Date: June 17, 2005          BY:  /s/ Paul Nicoletti
                                  --------------------------------------------
                                  Paul Nicoletti
                                  Senior Vice President and Corporate Treasurer

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                                  EXHIBIT INDEX

Exhibit 1.1.2 Underwriting Agreement, dated as of June 16, 2005, among Celestica Inc. and the Underwriters named in Schedule A